Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: VERITAS Software Corporation
Subject Company: VERITAS Software Corporation
Commission File No. of Subject Company: 000-26247

This transcript contains forward-looking statements, including forecasts of market growth, future revenue, benefits of the proposed merger, and expectations that the merger will be accretive to Symantec’s results and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this transcript. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of the companies; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance.

Actual results may differ materially from those contained in the forward-looking statements in this transcript. Additional information concerning these and other risk factors is contained in the Risk Factors sections of Symantec’s and VERITAS’ most recently filed Forms 10-K and 10-Q. Symantec and VERITAS undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this transcript.

Additional Information and Where to Find It

Symantec Corporation and VERITAS Software Corporation intend to file a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the merger transaction involving Symantec and VERITAS. Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Symantec by contacting Symantec Investor Relations at 408-517-8239. Investors and security holders may obtain free copies of the documents filed with the SEC by VERITAS by contacting VERITAS Investor Relations at 650-527-4523.

Symantec, VERITAS and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Symantec and VERITAS in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of Symantec and VERITAS described above. Additional information regarding the directors and executive officers of Symantec is also included in Symantec’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 30, 2004. Additional information regarding the directors and executive officers of VERITAS is also included in VERITAS’ proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 21, 2004. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Symantec and VERITAS as described above.

The following is a transcript of a presentation made by John W. Thompson, Chairman and Chief Executive Officer of Symantec Corporation on January 11, 2005.

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THOMSON StreetEventsSM

SYMC – Symantec Investor Meeting on VERITAS Software Merger

Event Date/Time: Jan. 11. 2005 / 9:15AM ET
Event Duration: 47 min

OVERVIEW
SYMC announced details about the proposed merger with VERITAS Software. 1.1242 shares of SYMC will be exchanged for every share of VRTS. SYMC shareholders will own a little over 60% of the combined entity. Outlook for 2005 revenue is $5b and 18% growth; both predicated on early 2Q05 closure. FY05 EPS outlook is $0.99, including the $300m write-down from the loss of the deferred revenue, or $0.83 excluding the write-down. Q&A Focus: risk management, sales, products, balance sheet, guidance.

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FINAL TRANSCRIPT

SYMC — Symantec Investor Meeting on VERITAS Software Merger

C O R P O R A T E   P A R T I C I P A N T S

John Thompson
Symantec — CEO

C O N F E R E N C E   C A L L   P A R T I C I P A N T S

Chris Hickey
Atlantic Equities — Analyst

Daniel Curbeck (ph)
Inaudible Company Name — Analyst

P R E S E N T A T I O N

Operator

Good day ladies and gentlemen, and welcome to the Symantec investors meeting on the VERITAS software merger. My name is Enrique and I’ll be your coordinator for today. At this time, all participants are in a a listen-only mode. We’ll be facilitating a question-and-answer session towards the end of this conference. If, at any time during the call, you require assistance, please press star followed by zero and the coordinator will be happy to assist you. I would like now to turn this presentation over to the host for today’s call, Chris Hickey, Atlantis Equities. Please proceed, sir.

Chris Hickey — Atlantic Equities — Analyst

Thanks, Operator. Good afternoon, everybody, and welcome to the Atlantic Equities/Symantec conference call. We are delighted to have John Thompson, Chairman and CEO of Symantec, here in London to discuss the proposed merger with VERITAS software. Just in terms of format, John will provide an overview of the rationale behind the deal and the initial financial guidance related to the transaction. This will take around 20 minutes and should leave plenty of time for us to open up the call for a Q&A afterwards. Just as a reminder, this call is being webcast and recorded. With that, I’ll turn it over to John.

John Thompson — Symantec — CEO

Thank you very much and good afternoon everyone, and I do appreciate you joining us here. Before I get started, let me remind everyone that my discussions here, and the answers this afternoon, might include forecast and assumptions about how our business might perform. Those are, obviously, subject to change, and, therefore, the Safe Harbor statement is being provided for you to consider in that context. In addition to that, because this is the merger of two public companies, we will produce a proxy document on our filing.

I would encourage you to review the details of that filing so you understand the specifics of the transaction and the ramifications of those specifics on your decisions as investors. But without more than that, let me comment on the background that led to this transaction, which we think underpins the strategic rationale, then I’ll highlight some of the context for what we think the going-forward company looks like, both in terms of its revenue and EPS guidance.

So the background. As many of you may know who have watched or followed Symantec for some time, our focus has been on securing the experience that individuals and enterprises have in the connected world in which we live. That world has found itself, of late, under a greater level of attack, with more than 100 new viruses and worms a week and 50 new software vulnerabilities being discovered every week. Perhaps the watershed event for us was the Slammer attack that occurred in February of 2003, when that attack was the first to represent an attack of a vulnerability in Windows-based systems where the vulnerability had been discovered six months prior to that time.

It was our analysis of that attack, its propagation techniques and more importantly, the approach that was used by the attackers to render literally hundreds of thousands of systems inoperable around the world, that led us to conclude that we needed to approach the problem of protecting customer’s environments perhaps differently than we had to date. And rather than pursuing a security-only strategy, we postured with many of you that there was, in fact, a case for convergence that had to be considered. Hence, the names of storage management, systems management, network management and security were all starting to intersect, suggesting that the most effective way to protect large enterprise customer infrastructure was to have a better combination of those technologies. That discovery, or conclusion, led us to, in late 2003 and early 2004, acquire PowerQuest for Windows backup and recovery capability, and On Technology for Windows provisioning capability for software distribution, for asset-inventory tracking, and for a range of things related to the Windows environment.

And while we’ve been quite pleased with the progress that we’ve made to date with the integration and ongoing sales activity with those two technology acquisitions, it has became apparent to us, or had become apparent to us, that for large enterprise environments, they were not Windows-only; that

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SYMC — Symantec Investor Meeting on VERITAS Software Merger

they incorporated heterogeneous systems that were predominantly for the server environment, UNIX- or Linux-based. And, hence, our solution portfolio lacked some of the critical components that were required by large enterprises that led us to look at how we might expand our capability to cover more of the domains that were important to large enterprises; hence, Linux and UNIX, and focus on many of the provisioning tools and recovery tools that were important to large enterprises.

That is the strategic context by which we started our dialog with VERITAS as a partner, which ultimately led to the conclusion that Gary Bloom and I reached; that we should, in fact, pursue this even a step further, which would be the integration of the two companies, where together we would be able to address more of the issues that were of concern to large enterprise buyers than either of us could individually.

Those concerns today, for most CIO’s, center around three important areas of focus; first, complexity. By the sheer nature of most large enterprise systems, they are complex. They not only represent multiple technologies from multiple vendors, they also are tasked with the challenge of integrating those technologies to deliver a more seamless infrastructure than might be delivered from one vendor in and of themselves.

Second, in today’s world, they are forced to deal with the compliance issues; not just those driven by 404 Certification for Sarb-Ox, but a range of compliance issues within their vertical domain, be it financial services, healthcare, utilities, or a range of other highly- regulated industries that have to deal with not only specific regulations for their industry, but the horizontal regulations that have been laid across their environment associated with either Basel 2 in Europe or some of the specific, US-based initiatives.

We believe that the combination of Symantec and VERITAS gives us a strong response to not just those two initiatives or issues for CIO’s, but the third one, which is cost. And that is the cost, primarily labor cost, associated with managing a highly complex, highly centralized or decentralized environment, in a way that delivers the systems and information availability and integrity that they know they must conform to in today’s environment. That approach further is substantiated by the concept, or the belief, that today, in almost all of the user surveys that we have seen, the number one and number two spending areas, or at least areas of intention for spending for CIO’s, relate to: security, number one; and storage management, number two.

So we believe that by putting these two companies together, we create an opportunity for the combined company that will grow from $32 million—$32 billion, I’m sorry — today, to $56 billion by 2007, with compounded annual growth rate of 12 percent; a far stronger opportunity and larger opportunity than either of the two companies were pursuing on their own. The structure of the transaction is a all cash —I’m sorry — all-stock transaction, where 1.1242 shares of Symantec will be exchanged for every share of VERITAS. We will end with Symantec shareholders owning a little over 60 percent of the combined entity, and VERITAS shareholders owning a little less than 40 percent of the combined entity. We will create through this transaction the fourth largest independent software company in the world with the largest growth rate, or highest growth rate, of any software company above $3 billion.

More importantly than that, as I stated earlier, this company will address the two highest spending priority areas for large enterprise CIO’s around the world. The combined entity will have a revenue profile that represents about 25 percent of its revenues sourced from the consumer markets, and about 75 percent of its revenues sourced from the enterprise markets; very consistent with the long-term focus that we have had at Symantec for building an enterprise business where enterprise spending on technology represent represents two-thirds to three-quarters of total IT spending in the marketplace. Hence, we’re better positioned to pursue where the largest buckets of spending are across the technology spectrum.

With respect to our guidance, as we pulled the two companies together — we announced this on December 16th — it is our expectation that the transaction will close during the June quarter of 2005. Our assumptions, as we were pulling the companies together, was that that transaction closure date would be earlier in the quarter; and, therefore, our $5 billion revenue forecast and 18 percent growth rate forecast is predicated on an early second quarter closure. We will have an EPS performance out of the $5 billion, if you include the 300 million write-down from the loss of the deferred revenue, of 99 cents. Excluding the $300 million write down, the EPS performance in the first year is expected to be 83 cents. It will be accretive within the first 12 months of operations.

The combined entity will have a very, very strong balance sheet, running with a cash position over the last 12 months of about $5 billion. And as we open for business, given that we will have about a 6-month lag between when we pull the analysis together in the closure, the cash balance is likely to

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SYMC — Symantec Investor Meeting on VERITAS Software Merger

be a bit higher. We believe that this software company is positioned unlike many others; we believe it not only responds to the principal issues that are top-of-mind for CIO’s around the world, it positions the combined entity for future success and long-term growth.

I’m delighted to have an opportunity to lead the Company. Gary Bloom will be our Vice Chairman and Co-President, responsible for sales, services and support; John Schwartz, the current Symantec President and Chief Operating Officer, will be President — Co-President and responsible for all of the product engineering and business unit activities; Greg Myers, our CFO, the CFO of Symantec, will be the CFO of the new company; and Ed Gills, the VERITAS CEO, or CFO, I’m sorry, will take responsibility for all of the back office integration activities and the merger integration itself.

We think this represents a very experienced leadership team, and we are well-prepared to get underway and get started with the integration activities. Let me stop there and see if I can’t take questions. Operator, I will turn it to you for filtering questions.

Operator

[Operator Instructions].

Q U E S T I O N S   A N D   A N S W E R S

Chris Hickey — Atlantic Equities — Analyst

John, while the Operator is collecting questions, we’ve been collating some questions from investors over the last couple of days. One that has come up a couple of times has been comments that, perhaps, different individuals within an enterprise are often responsible for security versus storage purchases, potentially reducing cross-selling opportunities for Symantec after this deal. So the question is, do you agree that there are distinct buyers for security and storage, and if so, how can you go about overcoming that potential obstacle?

John Thompson — Symantec — CEO

Well, clearly, in many of the enterprise buys that have occurred in the past, there has been a distinct buyer, or at least recommender, for the technologies that both companies have. However, what we have observed over the last six months or so is a growing focus on compliance and a growing focus on risk management, or risk mitigation, within large enterprise environments, where the chief risk officer, or the CISO, the chief information security officer, is evolving to become more one of risk management and risk compliance. We believe that that will evolve even further, particularly given the regulatory environment in which all companies are operating, and a company of the scale and with the importance of the software technologies that we bring to bear, we think it gives us an opportunity to address this new buyer’s requirements far more so than any of the individuals might have done in the past.

That being said, to go to market model, we’ll always rely on two fundamental principles: first, for large enterprises, we will have a relationship manager who is responsible for the totality of what Symantec does with a given enterprise. And he or she will be supported by a set of product or technical specialists, who will make sure that they can engage with buyers or solution recommenders to position the capabilities of our products, juxtaposition to competition, to make sure that we put our best foot forward on every transaction.

So net-net, we believe the buyer is, in fact, changing. Today, we think anywhere from 25 to 30 percent of the opportunities that we engage in is, in fact, involving someone who is responsible for managing infrastructure, not just a technology within the infrastructure. And more and more of those buyers are becoming risk managers as opposed to technology buyers.

Chris Hickey — Atlantic Equities — Analyst

And in this model you are describe for going to market, how does that compare to the current models that you and VERITAS have in place at the moment? And are there any substantial differences in how the sales forces currently go to market, or indeed, are incentivized?

John Thompson — Symantec — CEO

Candidly, there is more similarity between VERITAS and Symantec than there are differences, particularly as it relates to our coverage of the large enterprise buyers. In Symantec, not unlike VERITAS, we have large-account relationship leaders who are responsible for what we do with the large enterprise around the world, and they are supported by specific, product specialists. Because our systems engineering people, who really understand the depth and breadth of Symantec’s product portfolio, and so when we are engaged

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SYMC — Symantec Investor Meeting on VERITAS Software Merger

to sell a services solution, or to sell an integrated gateway appliance, it’s likely that the relationship manager, his or her activities, will be complimented by a solutions specialist.

The exact same model applies in VERITAS. While they have a relationship manager who clearly understands what the customers’ buying intentions are, they will also be complimented by a high-availability specialist, or a backup specialist, or services specialist, who, in all instances, will bring depth of knowledge into the equation to make sure their best foot is put forward. So very complimentary coverage models and approaches, and I think that would ease the integration activity between the two companies, for sure.

Chris Hickey — Atlantic Equities — Analyst

Okay. I understand you’re meeting with the VERITAS and [inaudible] sales force yesterday. What has been the initial response amongst the sales force of both companies to the deal, and what plans do you have in place to get both sales teams quickly up and running selling a broader set of products?

John Thompson — Symantec — CEO

Well, we certainly can’t do any joint selling activities until we’ve cleared required regulatory approvals. And so you shouldn’t expect to see us doing anything like that until we passed HSR, or Hart-Scott-Rodino in the US, and other regulatory approvals around the world. That being said, however, I did spend time on Monday night in Vienna with the VERITAS European leadership team, or AMEA leadership team, and then on yesterday morning with about 600 or 700 sales and systems engineering people from that AMEA team.

I think, genuinely, there is excitement in the room, because they see the opportunity to pull together two market-leading companies and deliver something unique to our customers that no competitor yet has identified as an opportunity, much less tried to deliver. I think the same is true for the Symantec team, where they have seen us move from a consumer-focused anti-virus company, to now having the broadest portfolio of security and availability products to cover the Windows environment. This enhances our portfolio, and I can’t think of a single salesman in the world that wouldn’t want more things to sell. And this clearly gives them more things to sell.

Chris Hickey — Atlantic Equities — Analyst

And in terms of the channel relationships both companies have, one of the areas of opportunity that you’ve articulated over the last couple of weeks has been the opportunity to push more VERITAS product through the Symantec channel, or to leverage the strong position that Symantec has in the channel. Can you perhaps expand on that and highlight exactly what you do well, and how that can be utilized for the benefits of the VERITAS product line?

John Thompson — Symantec — CEO

Well, one of the things that I think the channel appreciates most about Symantec is our consistency in how we manage our relationships with them and how we engage with them on transactions, be it very, very large enterprises, or for customers who would be classically considered middle-market buyers. We believe that there is a separation of responsibilities between demand generation and demand fulfillment. And for a large enterprise activities, we believe that we are always responsible for demand generation. And we believe we share that responsibility, in many respects, in the middle market with our channel partners.

And with that clarity, we also say to our channel partners, we expect them to be responsible for fulfillment up and down the buyer’s spectrum. And the only time we will fulfill directly is when it is a services offering; hence, fulfillment is about the service delivery of our people, or where the contract requirements, as demanded or requested by the customer, dictate that we do so. That consistency and predictability gives the channel, I think, a level of comfort and confidence in our behavior, regardless of what the size of the transaction might be or the margin implications in the transaction.

And I think that is where we have an opportunity to improve, candidly, the focus and results that VERITAS has had; because of our channel-friendly approach, juxtapositioned to what some might say, their inconsistencies.

Chris Hickey — Atlantic Equities — Analyst

And how do you balance the margin impact of that strategy, versus the opportunity for income rental revenue?

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SYMC — Symantec Investor Meeting on VERITAS Software Merger

John Thompson — Symantec — CEO

If, at all, it follows what Symantec has seen, what we will end up with is more business sourced through the channel at a higher margin.

Chris Hickey — Atlantic Equities — Analyst

Okay. And then over the last 12 months, there have been some concerns in the markets about execution issues within the VERITAS direct sales force — I’m thinking, obviously, around Q2, but to a lesser extent, Q4 of last year and also third quarter this year, where, perhaps, direct sales by VERITAS were a little weaker than some had been expecting. I guess, how confident are you that the client relationships that VERITAS has are still strong enough to really be leveraged in the combined entity?

John Thompson — Symantec — CEO

Well, I don’t think there’s been any — there have been no forecasts that I’ve seen that suggested VERITAS is on a sheer-loss, or dramatic sheer-loss, track. And while there are always instances when companies will have a hiccup in the marketplace, and clearly, the June quarter of ‘04 represented a hiccup for VERITAS; it also did for a large, large number of enterprise software companies.

And while I am sure that there are issues that are specific to VERITAS during the second quarter of ‘04, I think we could also say given what happened in enterprise spending, that many large enterprise buyers in the second quarter came to the realization that the Sarb-Ox compliance expense was going to be far greater than they had anticipated, and hence, they turned down their spending in other discretionary areas until they could get their arms around it. And I don’t think VERITAS, obviously, was immune from that decision by CIO’s around the world.

My belief is that this new company will be more strongly positioned to deliver solutions and capabilities that large enterprises need and demand, and we we will be better-positioned, competitively, than either of us would have been as independent companies. And to that end, my hope is that that will create a more predictably consistent Symantec than what you might have seen in VERITAS as a stand-alone.

Chris Hickey — Atlantic Equities — Analyst

Okay. Thank you. Operator, can you repeat the instructions for the Q&A, please? Operator? Operator?

Operator

Yes, sir. [Operator Instructions]. The first question comes from line of [Daniel Curbeck] from [inaudible].

Daniel Curbeck — Inaudible Company Name — Analyst

Hi. Daniel [inaudible] speaking. Is my line open?

John Thompson — Symantec — CEO

Yes. Go ahead, Daniel.

Daniel Curbeck — Inaudible Company Name — Analyst

Okay. I have a question on the cash position of, let’s say, the combined company. Have you any plans to perhaps close any technology gaps with the, let’s say, 5 billion in cash that you have? And I have a follow-up, actually, on spyware detector software. How do you see this market in size, and how do you see the growth opportunities for these, let’s say, niche market, the spyware market, itself? Thank you.

John Thompson — Symantec — CEO

With respect to the cash, let’s be clear. The first order of business for our company, and VERITAS, is to get this transaction closed. And while I’m sure there are many ideas that people in the product management and technology areas have for things that we could do to add capability to our portfolio, that is not my focus at this time. That being said, clearly, the combined entity will have at least $5 billion in cash on its balance sheet, about half of which sits in the US, half of which sits in Europe.

While both companies have been acquisitive, both companies have also been active repurchasers of their shares. And so it is conceivable that the new board might look at the cash position when we open for business, and make decisions about the current repurchase programs that were in place at Symantec and in place at VERITAS, and decide how they’d want to use the cash, both in the context of ongoing acquisitions, as well as our repurchase plans.

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With respect to spy ware, it has been Symantec’s belief for a long time that the spyware opportunity was temporal. In other words, there was a near-term revenue opportunity but over the longer term, customers would expect the spyware solution to be integrated with all of the other malware detection capabilities that we have. And so rather than delivering anti-virus and anti-spam and anti-spy, you are going to have to deliver one detection capability for all of the malicious, or malware, type of activities.

And while in the consumer space there might be a near-term opportunity, it is our belief in the enterprise space, while buyers are today willing to accept product from niche players, over time, they’re going to expect the larger, more well-positioned security companies, deliver that capability integrated with their desktop solutions; therefore, anti-spam, anti-spy, anti-virus, all integrated. You will see us deliver our first instantiation of a spyware solution in the late third quarter— I’m sorry — late first quarter this year, the month of March. And that will hit the channel sometime shortly thereafter.

Daniel Curbeck — Inaudible Company Name — Analyst

Okay.

John Thompson — Symantec — CEO

[Inaudible — audio difficulties] Daniel?

Daniel Curbeck — Inaudible Company Name — Analyst

No. Thank you,.

Chris Hickey — Atlantic Equities — Analyst

Thanks, Daniel. Can we talk about some of — as we’re moving on to the consumer side — some of Microsoft’s recent announcements, just how you see that impacting, possibly, the potential for pricing over the next 12 to 18 months, as you potentially put in more spyware functionality in your core products, especially the internet security suite. Even Microsoft just making noises in this area, does that reduce the prospects for improved pricing of your products?

John Thompson — Symantec — CEO

Well, in the spyware market today, the predominant solutions being deployed by customers, certainly consumers, is a free product. And so the fact that Microsoft has entered the market with their own version of a free product doesn’t change the underlying dynamic of how the market has worked. The fact that they have delivered a virus removal tool, a free virus removal tool, only mirrors what we, and others, in the industry have done. They have not delivered yet a protection and detection tool for viruses and worms. And it is our belief, as they have suggested, that they will at some point in time.

And so none of Microsoft’s actions to-date suggest that they are changing the way the market behaves. Might they do that at some point in the future? Certainly. And we are well-prepared to compete, as well as partner with Microsoft, as we always have been.

Chris Hickey — Atlantic Equities — Analyst

Okay. And then jumping back over to the enterprise side, one of the observations has been that this transaction would, obviously, provide you with a very broad storage and security product portfolio. I guess the question is, do you now need to build this out further onto the systems management side into, perhaps, an enterprise events [inaudible — heavily accented speaker] ring, or can you get by without that in the medium to long term?

John Thompson — Symantec — CEO

Well, I don’t believe that large enterprise buyers are likely to change out their monitoring capability. There are three software companies that represent the preponderance of the spending in systems monitoring. And large buyers use that window to look at the status of systems and to trigger activities, if you will, to do reprovisioning, or provisioning, of the infrastructure itself. Ironically enough, most of Symantec’s products, most of VERITAS’s products, can, in fact, be monitored by those principal systems’ consoles.

And so I wouldn’t see us in the near term, in the marketplace, looking to replace or buy a systems management console because I just don’t think that is the most effective use of our energies, nor do I think the opportunity there is that substantial for Symantec in the near term. I do believe that we should continue to build-out the proactive provisioning tools that underpin the monitoring capability that large

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SYMC — Symantec Investor Meeting on VERITAS Software Merger

enterprises have. And that is where VERITAS and Symantec, as individual companies, have been strong.

And while someone may have had a Tivoli or an Open View or a unicenter management console, they have chosen to use Symantec or VERITAS proactive technologies underneath to reconfigure a server, to do a real-time backup, to do real-time monitoring for their anti-virus environment. Those have been technologies that have been complimentary to the broader systems-management consoles that are available from other vendors.

Chris Hickey — Atlantic Equities — Analyst

And in that case, if we look out, maybe, two to three years on the enterprise side, who do you really see as being your main competitors? Is it the point product vendors, the broader systems management vendors, or, indeed, Microsoft?

John Thompson — Symantec — CEO

Well, I think anyone in the software business is inevitably going to compete with Microsoft because Microsoft has such a large footprint in the industry. And for those of us who support the Windows environment, in the infrastructure space, you’re going to end up competing with Microsoft. That’s inevitable. It is inevitable based upon the interest that we have to innovate around the Windows environment, and it is inevitable based upon the revenue growth, appetite, and interest that Microsoft has. And so them as a competitor and partner is not something that anyone in the industry should find to be unique or different.

With respect to others, clearly, CA has a broad, broad portfolio in many of the areas where the new Symantec will have capability. However, with happen to have the market-leading capability in all of the areas where we play, or at least where our core businesses lie: in backup, in storage management, in policy-compliance, in vulnerability management and secure content management. We have, in this new company, the number one position in all of those spaces. And so while CA may have a broader portfolio, they don’t have the depth of strength in the individual products in the areas where we are strong. And, hence, we believe that as we compete with them, function will win over breadth of product portfolio.

Now, this also makes us a more viable, stronger player for most large enterprise CIO’s. Rather than spending a few million dollars a year with each of us, they get to aggregate that spending. And, hence, they look at a Symantec , where now the spend is a lot more significant and becomes one of the top tier software companies that they do business with. We think that is advantageous, both to us and to them. And we’ll have to manage our way through the unique advantages that each of us has.

Clearly, we’ll see IBM more, we’ll see EMC more. But if you have aspirations to serve heterogeneous needs of supporting the infrastructure requirements for large enterprise customers, you can’t do that without bumping into those players.

Chris Hickey — Atlantic Equities — Analyst

Can we move on now to, perhaps, the revenue guidance and some of the financial implications of this deal? You have given guidance of 18 percent revenue growth for the first fiscal year after this deal is completed, FY ‘06. That seems to be slightly higher than the current consensus estimates for both companies combined. So perhaps you could tell us whether the Street is underestimating growth for the individual entities, or whether, indeed, you’re assuming some revenue synergies in the first 12 months?

John Thompson — Symantec — CEO

Well, we don’t happen to believe that the consensus view that Wall Street had of our company, Symantec, is correct. The consensus view of Symantec was 18 percent growth for fiscal year ‘06. And while we have not provided guidance, we don’t think that is an appropriate number for us. Our growth prospects, or forecasted growth rate for this fiscal year is 35 percent, and we don’t envision that we’re going to go 35 percent growth in ‘05 to 18 percent growth in ‘06.

That being said, then, the combined entity, even if you assume the Street consensus view of VERITAS at about 9 percent to 10 percent, to get to 18, that says Symantec is going to have very, very strong growth in its core business, and the composite company will have a growth equal to the consensus view.

Chris Hickey — Atlantic Equities — Analyst

Okay. And when do you think you’ll be able to share more details on the individual contributions of the companies to that 18 percent growth?

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FINAL TRANSCRIPT

SYMC — Symantec Investor Meeting on VERITAS Software Merger

John Thompson — Symantec — CEO

We probably won’t do that until after the closing of the transaction. And we had originally planned to have the Symantec analysts’ meeting sometime in March. We are going to move that meeting until after the closing, at which point we will share with you more details by segment, by product, all of the things that people are very curious about.

Chris Hickey — Atlantic Equities — Analyst

Right. And so if we now turn to the EPS guidance of 99 cents, once we add back the deferred maintenance revenue write-down, one question we had from a number of investors is that [inaudible — heavily accented speaker] are clearly not the key driver behind this deal; this is much more about revenue synergies. However, it does look as if there is a potential for more than a hundred million of synergies. If we look at, say, VERITAS’s G&A line, as a percentage of overall revenue, it runs around 10 percent, which seems seems a little high for the typical software vendor. Can you talk about where the hundred million operating synergy figure came from?

John Thompson — Symantec — CEO

Well, first, it is our belief that we have many constituencies that we have to sell this transaction to, one of which is, obviously, the investment community, but the other is our employee base. And this transaction is not about cost synergies particularly around people. And rather than pin on the wall a very large number, it might make one constituency group, a la investors, happy, yet create anxiety amongst another, a very important one, equally important one, our employees. What we have said is we can see $100 million right out of the chute. That is in areas like combined purchasing; leveraging the purchasing power of a $5 billion business versus a $2 billion business.

We can see areas related to how we hire as we move into the combined entity. VERITAS has a very large presence in India, which has a significant cost advantage to -— [cough] excuse me — deploying engineers based in the US marketplace. That might be an opportunity for cost synergies, if you will. Clearly, we run duplicate infrastructures. There are cost savings, perhaps, in managing that down. [Cough] Excuse me. And so it is our belief that there may be more cost synergies there but they’re not people-related, and they will be in the back-office infrastructure.

One of the things that is very true is that this new company will have to be Sarb-Ox compliant twelve months from the day we close the transaction; assuming we close it in early first — second quarter of ‘05. And given then that Sarb-Ox compliance requires process systems at the station and certification, we wouldn’t want to make too many aggressive forecasts about consolidation of systems and processes until we get into the integration process itself. So we think we have put a number on the wall that is truly achievable, and if there are more there, that is, more cost savings there, we will certainly ring them out.

Chris Hickey — Atlantic Equities — Analyst

Can you talk about balancing the individual stakeholders’ interests and concerns when you go through this transaction? Obviously, the two companies have done a substantial number of transactions between them over the last four or five years. Can you, perhaps, talk about some of the lessons you’ve learned over that period, some of the pitfalls you know to avoid up front, that might give investors a bit more comfort about some of the integrations risks around this deal?

John Thompson — Symantec — CEO

Well, if every there are two issues that have proven to be important in successful integration of transactions at Symantec, they have been speed of decision-making and effectiveness of communications around decisions. And inevitably, what happens when you pull two companies together you have to make choices about one approach versus another. Clearly, that will be the case in a transaction of this scale, where each business has its own business processes that are mature in one way or another. We’ll have to make a choice.

And the critical issue will be when the decision decisions for choice is served up, make it quickly; don’t let decisions about choices of one approach versus another languish too long. And one of the reasons we have chosen to use external consultants to help us is so that we can make sure that all of the decisions are fact-based; that the emotions get sorted out before they get served up. And so speed of decision-making is the first critical issue.

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FINAL TRANSCRIPT

SYMC — Symantec Investor Meeting on VERITAS Software Merger

And the second one is the breadth and depth and consistency of our communications to all of our constituencies, our employees, our customers, and our investors, about what we’re doing, why we’re doing, and what we expect the outcome of those actions to be. And if we are effective in our communications, coupled with the speed in our decision-making, we we think we can manage a pretty good integration process. We’ve done 20 or so — more than that —transactions since I’ve been at Symantec, and Gary and his team have done quite a few at VERITAS as well. So we think we’ve learned quite a few lessons from our experience that positions us well to be able to execute this transaction.

Chris Hickey — Atlantic Equities — Analyst

And can you talk about a little bit about the cultural fit of the two organizations from your initial [inaudible —heavily accented speaker].

John Thompson — Symantec — CEO

Well, one thing that is clear is that these companies have a very similar cultural background. Both companies were created out of the merger of two small software companies that came together to create more critical mass to pursue an opportunity. Both companies have established themselves as leaders in their own respective markets. Both companies have been very acquisitive and know how to manage distributive development and distributive product management. Both companies have been very much focussed on expanding their presence in the large enterprise environment and their international presence in markets around the world.

And so I think if you look at the history and the operating models of the company, you will see that there is great similarity, and, therefore, I would suspect, similar cultures. But as you well know, each organization builds its own culture, and its culture is a function of mores and attitudes and procedures and processes and philosophies that drive the business, day in and day out. And as we bring these two companies together, a new culture, over time, will emerge. And hopefully, it will represent the best of both. We’ll take the best of those things that work for Symantec, as well as the best of those things that work for VERITAS, to create whatever the new Symantec will look like.

Chris Hickey — Atlantic Equities — Analyst

Okay. Great. Operator, we have maybe five minutes left for questions. Could you just repeat the Q&A instructions one last time?

Operator

Sure thing, sir. [Operator Instructions]. If you would like to make a comment or question, press star-1.

Chris Hickey — Atlantic Equities — Analyst

John, can you talk a little more about the relative profitability between the enterprise and the consumer divisions within Symantec and, perhaps, how that will change going forward? Obviously, enterprise is going to be, maybe, 75 percent of the combined entity. And intuitively, some investors might think of the consumer business, given its growth rate, might have had slightly higher profitability and that this might be an issue going forward.

John Thompson — Symantec — CEO

Well, our consumer business, compared to our enterprise security business, you might look at those segments and see that the enterprise security business is a [skosh] more, or just a bit more profitable, than the consumer business. And that is because the consumer gross margins a tad bit lower. However, all enterprise revenues might suggest a lower return because our services business is not profitable and our enterprise administration business is a little less profitable, if you will. And so all in, you could argue for all that we do with enterprises, the consumer business is more profitable than all of the things that we do with the enterprise.

What is more relevant, I think, for us, is how rapidly can you grow your presence in the enterprise market, which represents, as I repeat myself, two-thirds to three-quarters of all of the IP spending that is out there. And as we grow our presence in the more relevant market, we believe we have an opportunity to improve the operating ratios of the combined entity as time goes on. Symantec, six years ago, had operating margins in the low 20s. And today, we have operating margins in the low 30s. And it’s our belief that when we pull these two companies together, once we understand the operating model, then we’ll be able to work on improving the operating returns.

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FINAL TRANSCRIPT

SYMC — Symantec Investor Meeting on VERITAS Software Merger

Chris Hickey — Atlantic Equities — Analyst

And just referring, quickly, to the consumer business, again, we’ve talked about some of the opportunities to leverage VERITAS and some of the enterprise side, insomuch in the way of options, perhaps, include VERITAS functionality within the Norton Internet Security Suite, or in some other way get that kind of functionality to the consumers to really preserve pricing in that market?

John Thompson — Symantec — CEO

Yeah. Well, I’m not convinced that there is a place for VERITAS product in the Norton Internet Security Suite. However, there may be a place for some VERITAS technology in Norton SystemWorks. And we did have on our product road map this year a plan for a Norton backup product; a product that would be delivered to the consumer and small-business market to help them as they have more and more of their information assets stored in digital form. Photographs, bank records, a range of personal information that you’d want to have some plan for how you might recover those should there be a systems outage.

So now that we will have VERITAS as a part of the Symantec technology portfolio, we’ll be able to look at the technologies that exist in their Windows backup business to determine which of those are applicable to the consumer markets and how we might package something to take there.

Chris Hickey — Atlantic Equities — Analyst

Okay. Great. And maybe just a couple of last questions that investors asked us to pass on. First of all, do you envisage making any changes to your granting of options over the coming year, once the transaction is completed?

John Thompson — Symantec — CEO

Well, our option program is less about the transaction and more about what regulatory requirements will be for us as a US-based company. And it is our understanding that we will be required to expense options in the second half of the year; therefore, we will have to look at our compensation system to make sure we deliver competitive, effective compensation plans because we are always in a war for talent. And while options have been an important part of how we have played to attract and retain talent in our company, I suspect that they will continue to be a part of that process, but it’s total comp that we’ll have to look at, not just options.

Chris Hickey — Atlantic Equities — Analyst

Okay. And then, finally, perhaps you could tell us a little, anecdotally , about some of the customer, or partner, responses to this deal that you’ve heard over the last two or three weeks.

John Thompson — Symantec — CEO

Well, I have to admit that there have been four groups that have responded resoundingly; three have been positive, and the other one is sitting on the fence. And my belief is that by the time we get through the regulatory approval process, all four groups will be resoundingly positive about the future prospects and long-term growth. or potential. for the new Symantec.

Customers and partners and employees, in particular, have been very, very excited about it. I’ve had a number of conversations with customers and partners and lots of employees, and I am encouraged by their excitement, because I think they see what we see; and that is, large enterprise buyers have a need for technology solutions that this company is best positioned to be able to deliver, compared to others in the marketplace. And if we execute as Symantec has historically done, we should be very, very well-positioned for the coming three to five years, for sure.

Chris Hickey — Atlantic Equities — Analyst

That’s great. Well, thanks very much, John, for taking the time to hold this conference call. Thanks to everybody for joining us. As a reminder, the webcast replay is available on Symantec’s website and will be so for 90 days. Thanks very much.

John Thompson — Symantec — CEO

Thank you.

Operator

Ladies and gentlemen, thank you for participating in today’s conference. This concludes our presentation. You may now disconnect. Good day.

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FINAL TRANSCRIPT

SYMC — Symantec Investor Meeting on VERITAS Software Merger

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